EXHIBIT 6.9

EXECUTION VERSION

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”) is entered into and effective as of this 22nd day of February 2022 (the “Effective Date”), by and between TROPICAL RACING, INC., a Florida corporation (the “Corporation”), and TROY LEVY (hereinafter, the “Executive”). This Agreement supersedes and supplants the original Employment Agreement, dated January 1, 2018, between the parties.

W I T N E S S E T H:

WHEREAS, the Corporation desires to employ the Executive as Chief Executive Officer of the Corporation and the Executive desires to be employed by the Corporation on the terms and conditions contained herein;

WHEREAS, the Corporation desires to amend and restate the prior employment agreement with Executive as Chief Executive Officer on the terms and conditions contained herein;

WHEREAS, the Corporation has been represented by Greenberg Traurig, P.A. (the “Firm”) during the negotiation and preparation of this Agreement; and

WHEREAS, the Executive acknowledges that the Firm represents only the Corporation and that he has been provided the opportunity to retain his own independent legal counsel.

NOW, THEREFORE, for and in consideration of the premises hereof and the mutual covenants contained herein, the parties hereto hereby covenant and agree as follows:

1. Definitions. When used in this Agreement, the following terms shall have the following meanings:

(a) “Accrued Rights” means: (i) all accrued but unpaid Base Salary through the end of the Executive’s last date of employment; (ii) any unpaid or unreimbursed expenses incurred and due under Section 5(a), to the extent incurred prior to Executive’s last date of employment; and (iii) any accrued but unpaid benefits provided under the Corporation’s employee benefit plans pursuant to Section 5(b), subject to and in accordance with the terms of those plans.

(b) “Base Salary” means the salary provided for in Section 4(a).

(c) “Board” means the Board of Directors of the Corporation.

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(d) “Cause” means (a) the unlawful use or possession of illegal drugs by the Executive while performing any of his duties or responsibilities under this Agreement or performing his duties and responsibilities while intoxicated; (b) fraud, embezzlement, theft, or material dishonesty with respect to the Corporation or a Related Entity; (c) willful and continued failure to perform, or gross negligence in the performance of, the Executive’s duties and responsibilities; (d) the Executive’s material breach of any of the material terms of this Agreement and, if the material breach is curable, the failure to cure such material breach within thirty (30) days of the Corporation’s notice of such breach; (e) conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving fraud, dishonesty or moral turpitude or which has an adverse monetary effect upon the Corporation’s business; (f) the Executive’s material breach of his fiduciary duties as an officer, trustee, or director; (g) the Executive’s willful and deliberate misconduct which is intended to have, has, or could be reasonably expected to have, a material adverse effect upon the business, interests or reputation of the Corporation or any of its Related Entities; or (h) the Executive’s willful refusal or willful failure to carry out a lawful and reasonable written directive of the Board.

(e) “Confidential Information” means all trade secrets and information about the Corporation or any Related Entity or its business disclosed to the Executive or known by the Executive as a consequence of or through the position of his employment with the Corporation or any Related Entity (including information conceived, originated, discovered or developed by the Executive and information acquired by the Corporation or any Related Entity from others) prior to or during the Term of Employment, and not generally or publicly known (other than as a result of disclosure by the Executive in breach of this Agreement). Confidential Information includes, but is not limited to, such information related to the Corporation’s or any Related Entity’s current and potential members, shareholders, and other investors, including their identities and contact information, and the Corporation’s financial condition, prospects, technology, customers, suppliers, sources of leads and methods of doing business.

(f) “Disability” means a permanent and total disability (within the meaning of Section 22(e) of the Internal Revenue Code of 1986, as amended (the “Code”)), as determined by a medical doctor satisfactory to the Board.

(g) “Related Entity” means any direct or indirect subsidiary of the Corporation, direct or indirect parent of the Corporation, and any business, corporation, partnership, limited liability company or other entity designated by the Board in which the Corporation, its parent or a subsidiary holds a substantial ownership interest, directly or indirectly or for which the Corporation provides services.

(h) “Term of Employment” means the period during which the Executive shall be employed by the Corporation pursuant to the terms of this Agreement.

(i) “Termination Date” means the date on which the Term of Employment ends.

2. Employment.

(a) Employment and Term. The Corporation hereby agrees to employ the Executive and the Executive hereby agrees to serve the Corporation during the Term of Employment on the terms and conditions set forth herein.

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(b) Duties of Executive. During the Term of Employment, the Executive shall serve as Chief Executive Officer of the Corporation. As Chief Executive Officer, the Executive shall report to the Board, or such other person or body as the Board directs in writing, and shall have the duties and responsibilities commensurate with his position. The Executive shall at all times perform his duties and responsibilities honestly, diligently, in good faith and to the best of his ability. Unless the Board otherwise consents, approves or directs in writing, the Executive shall observe and comply with (i) all of the rules, regulations, policies and procedures established by the Corporation, (ii) any code of conduct that applies to the officers and management of the Corporation, and (iii) all applicable laws, rules and regulations imposed on the Corporation by any governmental or regulatory authorities from time to time. Except as set forth below, the Executive’s employment by the Corporation shall be full-time and the Executive agrees that he will devote substantially all of his business attention and energies to the performance of his obligations hereunder.

Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty, fidelity, and allegiance to act at all times in the best interests of the Corporation and to do no act which would, directly or indirectly, injure the Corporation’s business, interests, or reputation. In keeping with Executive’s fiduciary duties to the Corporation, Executive agrees that Executive shall not become involved in a conflict of interest with the Corporation or its Related Entities, or upon discovery thereof, allow such a conflict to continue. Moreover, Executive shall not engage in any activity that might involve a possible conflict of interest without first obtaining written approval from the Board.

The Corporation recognizes that Executive may engage in or continue to engage in outside activities that do not involve a conflict of interest, such as serving on community boards or the boards of professional or trade organizations, volunteering for community organizations or professional or trade organizations, managing personal investments, or engaging in charitable activities, without the prior consent of the Corporation.

3. Term. The term of employment under this Agreement, and the employment of the Executive hereunder, shall commence on the Effective Date and shall expire on the (Third) anniversary of the Effective Date (the “Initial Term”) unless sooner terminated in accordance with Section 6. At the end of the Initial Term and each of the first three Renewal Terms (as defined below), the term of employment automatically shall renew for successive three (3) year terms (each a “Renewal Term”) (subject to earlier termination as provided in Section 6), unless the Corporation (as determined in the discretion of the Board) or the Executive determines not to renew the Agreement and delivers written notice to the other party at least sixty (60) days prior to the expiration of the Initial Term or the applicable Renewal Term of its or his election not to renew the term of employment. In that event, the Agreement and Executive’s employment shall be terminated as of the end of the applicable Initial Term or Renewal Term and the Corporation shall have no further obligations to Executive other than the Accrued Rights.

4. Compensation.

(a) Base Salary. During the Term of Employment, the Executive shall initially receive a base salary of $260,000 per calendar year. The Base Salary shall be payable in installments consistent with the Corporation’s normal payroll schedule, subject to applicable withholding and other taxes. The Board shall annually review Executive’s Base Salary and may choose to increase the Base Salary, but it may not reduce it unless there is across-the-board salary reduction for other employees of the Corporation.

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(b) Bonus. For each calendar year of the Term of Employment in which the Corporation is profitable, the Executive may be eligible to receive a performance-based cash annual bonus (the “Bonus”). However, the decision to provide any Bonus, related performance milestones and metrics, and the amount and terms of any Bonus shall be in the sole and absolute discretion of the Board. For the avoidance of doubt, the Executive shall not be eligible for Bonus in calendar years during which the Corporation is not profitable, as determined by the Board.

(c) Automobile Allowance. The Executive shall receive an automobile allowance for lease or purchase of an automobile, including insurance, parking, taxes, fuel, and any other automobile-related expenses, of $1800 per month. This allowance may be increased by the Board but may not be reduced unless there is across-the-board salary and/or expense reduction for other employees of the Corporation.

(d) Change in Control Bonus. In the event of a change in control, pursuant to which there is a change in the majority ownership of the Corporation or a change in the effective control of the Corporation, or a change in the ownership of a substantial portion of the Corporation’s assets, the Corporation shall pay Executive a bonus equal to 104 weeks’ Base Salary within thirty (30) days of the change in control, provided Executive is not terminated with Cause and does not resign prior to date the bonus is scheduled to be paid.

5. Expense Reimbursement and Other Benefits.

(a) Reimbursement of Expenses. Upon the submission of proper substantiation by the Executive, and subject to such rules and guidelines as the Corporation may from time to time adopt, the Corporation shall reimburse the Executive for all reasonable expenses actually paid or incurred by the Executive during the Term of Employment in the course of and pursuant to the business of the Corporation. The Executive shall account to the Corporation in writing for all expenses for which reimbursement is sought and shall supply to the Corporation copies of all relevant invoices, receipts or other evidence reasonably requested by the Corporation.

(b) Compensation/Benefit Programs. During the Term of Employment, the Executive shall be entitled to participate in such medical insurance, Section 125 plans, 401(k) plans, pension and profit-sharing plans and other benefit programs as set forth in any employee handbook of the Corporation or as may be approved from time to time by the Corporation for the benefit of the employees of the Corporation that the Corporation determines to be of similar rank and status to the Executive, subject to the general eligibility and participation provisions set forth in such plans and applicable law.

(c) Vacation and Personal Days. The Executive shall be entitled to 30 vacation and personal days or as may be approved from time to time by the Board.

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6. Termination.

(a) Executive’s employment with the Corporation under this Agreement shall be terminated prior to the end of the Term in accordance with the provisions of this Section 6, (i) automatically on the date of Executive’s death, (ii) at any time by the Corporation in the event of Executive’s Disability, (iii) at any time by the Corporation upon written notice to Executive with or without Cause, or (iv) voluntarily at any time by Executive upon ninety days’ advance written notice to the Corporation.

(b) Termination by the Corporation for Cause, as a result of Death or Disability, or Voluntary Resignation by Executive. If the Corporation terminates this Agreement and Executive’s employment hereunder for Cause, if this Agreement and Executive’s employment hereunder are terminated because of Executive’s death or Disability, or if Executive terminates this Agreement and voluntarily resigns employment hereunder, Executive shall be entitled to receive only the Accrued Rights.

(c) Termination by the Corporation without Cause during Initial Term. If the Corporation terminates this Agreement and Executive’s employment hereunder without Cause (other than by reason of death or Disability) during the Initial Term, Executive shall be entitled to receive only the following: (i) the Accrued Rights; and (2) a severance benefit equal to eighteen (18) months Base Salary, less applicable withholdings, which benefit shall be paid in equal installment payments in accordance with the Corporation’s established payroll procedures, beginning with the first payroll cycle after the thirtieth (30th) day following Executive’s termination date, provided the release referred to in Section 6(e) and a form of which is attached as Exhibit A has been received by the Corporation.

(d) Termination by the Corporation without Cause during Renewal Term. If the Corporation terminates this Agreement and Executive’s employment hereunder without Cause (other than by reason of death or Disability) during any Renewal Term, Executive shall be entitled to receive only the following: (i) the Accrued Rights; and (2) a severance benefit equal to twelve (12) months Base Salary, less applicable withholdings, which benefit shall be paid in equal installment payments in accordance with the Corporation’s established payroll procedures, beginning with the first payroll cycle after the thirtieth (30th) day following Executive’s termination date, provided the release referred to in Section 6(e) and a form of which is attached as Exhibit A has been received by the Corporation.

(e) Any payments due to Executive under Sections 6(b), 6(c) and 6(d) shall be conditioned upon Executive’s execution of a general release of claims in the form agreed to by the Executive and the Corporation and attached hereto as Exhibit A that becomes irrevocable within thirty (30) days of the Termination Date. If the foregoing release is executed and delivered and no longer subject to revocation as provided in the preceding sentence, then such payments or benefits shall be made or commence upon the thirtieth (30th) day following the Termination Date. The first such cash payment shall include payment of all amounts that otherwise would have been due prior thereto under the terms of this Agreement had such payments commenced immediately upon the Termination Date, and any payments made thereafter shall continue as provided herein.

(f) Board and Officer Resignations. Upon termination of Executive’s employment hereunder for any reason, Executive shall be deemed to have resigned, effective as of the date of such termination and to the extent applicable, from all Board or Officer positions held with the Corporation and any Related Entities.

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(g) Executive’s Continuing Obligations. Termination of Executive’s employment hereunder for any reason shall not terminate Executive’s obligations under Section 7, each of which shall survive such termination.

(h) Assistance by Executive. Following Executive’s termination for any reason, Executive shall provide to the Corporation reasonable levels of assistance in answering questions concerning the business of the Corporation, transition of responsibility, or litigation, provided that all out of pocket expenses Executive reasonably incurs in connection with such assistance shall be fully and promptly reimbursed by the Corporation, and any such assistance shall not interfere or conflict with the obligations which Executive may owe to any other employer.

7. Restrictive Covenants.

(a) Non-Competition. Executive agrees that he will not, directly or indirectly, compete with the Corporation by providing to any company that is in a Competing Business (defined below) anywhere in the United States or anytime during the Term of Employment services substantially similar to the services provided by the Corporation at the time of termination. “Competing Business” means any business operating within the equine industry or in activities related thereto.

(b) Non-Solicitation. Without the written consent of the Corporation, Executive agrees that during the Term of Employment and for a period of two (2) years after the Termination Date, Executive shall not: (a) directly or indirectly induce any customer, client, shareholder, member or investor of the Corporation to participate in any investment opportunity unrelated to the Corporation; (b) directly or indirectly request or advise any customer, client, shareholder, member or investor of the Corporation to withdraw, curtail or cancel their business with the Corporation or interfere, directly or indirectly, with the relationship between the customer, client, shareholder, member or investor and the Corporation in any manner; (c) directly or indirectly disclose to any other person, partnership, corporation or association, the names or addresses of any of the customers, clients, shareholders, members or investors of the Corporation; or (d) induce or attempt to induce any employee, agent or former employee or agent of the Corporation to leave the employ of the Corporation, or hire any such employee, agent or former employee or agent in any business or capacity. Notwithstanding the foregoing, the above subsections (a) — (c) shall only apply to any customer, client, shareholder, member, investor, natural person, company or other entity that qualifies as Confidential Information which, for the avoidance of doubt, includes any information regarding customers, clients, shareholders, members or investors transmitted verbally during discussions between the parties hereto or in writing by the Corporation to the Executive, and vice versa, and excludes a customer, client, shareholder, member or investor, with which or whom the Executive has previously or is currently conducting business including without limitation the parties enumerated on the Annex A hereto. In addition, the above subsection (d) shall not apply to any person responding to any general solicitation for employment such as, but not limited to, newspaper or trade publication advertisements or public job board postings, provided that he or she has not been directly solicited by the Executive or anyone acting as an agent for or on behalf of the Executive.

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(c) Non-Disparagement. During the Term of Employment and for a period of five (5) years after the Termination Date, the Executive agrees not to make or cause to be made, directly or indirectly, any statement to any person disparaging the Corporation or any of its owners, directors, officers, affiliates or executives, or reflecting falsely on the character, business judgment, business practices or business reputation of the Corporation or any of its owners, directors, officers, affiliates or executives except as otherwise required by law or as necessary to enforce the terms of this Agreement or defend a claim regarding the terms of this Agreement.

(d) Confidential Information. Executive agrees that during the Term of Employment and for a period of five (5) years after the Termination Date or as long as the Corporation’s information remains confidential, whichever is longer, the Executive shall not at any time divulge, communicate, use to the detriment of the Corporation or for the benefit of any other person or persons, or misuse in any way, any Confidential Information pertaining to the business of the Corporation. Any Confidential Information or data now or hereafter acquired by the Executive with respect to the business of the Corporation (which shall include, but not be limited to, information concerning the Corporation’s current and potential investor base, including their identities and personal information, and the Corporation’s financial condition, prospects, technology, customers, suppliers, sources of leads and methods of doing business) shall be deemed a valuable, special and unique asset of the Corporation that is received by the Executive in confidence and as a fiduciary, and the Executive shall remain a fiduciary to the Corporation with respect to all of such information. Notwithstanding the foregoing, nothing herein shall be deemed to restrict the Executive from disclosing Confidential Information as required to perform his duties under this Agreement or to the extent required by law. If any person or authority makes a demand on the Executive purporting to legally compel him to divulge any Confidential Information at any time, either during the Term of this Agreement or thereafter, the Executive immediately shall give notice of the demand to the Corporation so that the Corporation may first assess whether to challenge the demand prior to the Executive’s divulging of such Confidential Information. The Executive shall not divulge such Confidential Information until the Corporation either has concluded not to challenge the demand, or has exhausted its challenge, including appeals, if any. Upon request by the Corporation, the Executive shall deliver promptly to the Corporation upon termination of his services for the Corporation, or at any time thereafter as the Corporation may request, all memoranda, notes, records, reports, manuals, drawings, designs, computer files in any media and other documents (and all copies thereof) containing such Confidential Information.

Notwithstanding Executive’s obligations in this Agreement and otherwise, Executive understands that, as provided by the Federal Defend Trade Secrets Act, Executive will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

8. Representations and Warranties of Executive. The Executive represents and warrants to the Corporation that Executive is free to enter into the Agreement and that Executive has no prior or other obligations or commitments of any kind to anyone that would in any way hinder or interfere with his or her acceptance of, or the full, uninhibited and faithful performance of, Executive’s employment hereunder or the exercise of best efforts as an employee of the Corporation.

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9. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida, without regard to principles of conflict of laws.

10. Jurisdiction and Venue. The parties acknowledge that a substantial portion of the negotiations, anticipated performance and execution of this Agreement occurred or shall occur in Miami-Dade County, Florida, and Broward County, Florida and that, therefore, without limiting the jurisdiction or venue of any other federal or state courts, each of the parties irrevocably and unconditionally (i) agrees that any suit, action or legal proceeding arising out of or relating to this Agreement which is expressly permitted by the terms of this Agreement to be brought in a court of law, shall be brought in the courts of record of the State of Florida in Miami-Dade County, Broward County, or the court of the United States, Southern District of Florida; (ii) consents to the jurisdiction of each such court in any such suit, action or proceeding; (iii) waives any objection which it or he may have to the laying of venue of any such suit, action or proceeding in any of such courts; and (iv) agrees that service of any court papers may be effected on such party by mail, as provided in this Agreement, or in such other manner as may be provided under applicable laws or court rules in such courts.

11. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and, upon its effectiveness, shall supersede all prior agreements, understandings and arrangements, both oral and written, between the Executive and the Corporation (or any of its affiliates) with respect to such subject matter. This Agreement may not be modified in any way unless by a written instrument signed by both the Corporation and the Executive.

12. Survival. The respective rights and obligations of the parties hereunder shall survive any termination of the Executive’s employment hereunder to the extent necessary to the intended preservation of such rights and obligations, including without limitation, Executive’s obligations under Sections 6(h) and 7.

13. Remedies. It is intended that, in view of the nature of the Corporation’s business, the restrictions contained in Section 7 above are considered reasonable and necessary to protect the Corporation’s legitimate business interests and that any violation of these restrictions would result in irreparable injury to the Corporation. In the event of a breach or threatened breach by Executive of any restrictive covenant contained herein, the Corporation shall be entitled to a temporary restraining order and injunctive relief. Nothing contained herein shall be construed as prohibiting the Corporation from pursuing any other remedies available to it for any breach or threatened breach of these restrictive covenants, including, without limitation, the recoupment and other remedies specified in the Agreement. The covenants and restrictions contained in Section 7 shall each be construed as independent of any other provisions in the Agreement, and the existence of any claim or cause of action by Executive against the Corporation, whether predicated on the Agreement or otherwise, shall not constitute a defense to the enforcement by the Corporation of such covenants and restrictions. In the event of the violation by Executive of any of the covenants contained in Section 7, the terms of each such covenant so violated shall be automatically extended from the date on which Executive permanently ceases such violation for a period equal to the period in which Executive was in breach of the covenant or for a period of twelve (12) months from the date of the entry by a court of competent jurisdiction of an order or judgment enforcing such covenant(s), whichever period is later

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14. Notices. All notices required or permitted to be given hereunder shall be in writing and shall be personally delivered by courier, sent by registered or certified mail, return receipt requested or sent by confirmed facsimile transmission addressed as set forth herein. Notices personally delivered, sent by facsimile or sent by overnight courier shall be deemed given on the date of delivery and notices mailed in accordance with the foregoing shall be deemed given upon the earlier of receipt by the addressee, as evidenced by the return receipt thereof, or three (3) days after deposit in the U.S. mail. Notice shall be sent (i) if to the Corporation, addressed to 1740 Grassy Springs Road, Versailles, KY, 40383, and (ii) if to the Executive, to his address as reflected on the payroll records of the Corporation, or to such other address as either party shall request by notice to the other in accordance with this provision.

15. Benefits; Binding Effect. This Agreement shall be for the benefit of and binding upon the parties hereto and their respective heirs, personal representatives, legal representatives, successors and, where permitted and applicable, assigns, including, without limitation, any successor to the Corporation, whether by merger, consolidation, sale of stock, sale of assets or otherwise.

16. Severability. The invalidity of any one or more of the words, phrases, sentences, clauses, provisions, sections or articles contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part thereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, provisions, sections or articles contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, provisions or provisions, section or sections or article or articles had not been inserted. If such invalidity is caused by length of time or size of area, or both, the otherwise invalid provision will be considered to be reduced to a period or area which would cure such invalidity.

17. Waivers. The waiver by either party hereto of a breach or violation of any term or provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation.

18. Section Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

19. No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Corporation, the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

20. Assignment. Neither party may assign or transfer this Agreement or any rights or obligations hereunder without the prior consent of the other party.

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21. Code Section 409A.

(a) General. The intent of the parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. Each payment under this Agreement, including each installment payment, shall be considered a separate and distinct payment. For purposes of this agreement, each payment is intended to be excepted from Section 409A to the maximum extent provided as follows: (i) each payment made within the applicable 2½ month period specified in Treas. Reg. § 1.409A-1(b)(4) is intended to be excepted under the short-term deferral exception; (ii) post- termination medical benefits are intended to be excepted under the medical benefits exceptions as specified in Treas. Reg. § 1.409A-1(b)(9)(v)(B); and (iii) to the extent payments are made as a result of an involuntary separation, each payment that is not otherwise excepted under the short- term deferral exception or medical benefits exception is intended to be excepted under the involuntary pay exception as specified in Treas. Reg. § 1.409A-1(b)(9)(iii). The Executive shall have no right to designate the date of any payment under this Agreement. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

(b) Separation from Service. Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement that is designated under this Agreement as payable upon Executive’s termination of employment shall be payable only upon Executive’s “separation from service” with the Corporation and all of its controlled group members within the meaning of Section 409A and Treas. Reg. § 1.409A-1(h). Whether Executive has a separation from service will be determined based on all of the facts and circumstances and in accordance with the guidance issued under Section 409A.

(c) Specified Employee. Notwithstanding anything in this Agreement to the contrary, if Executive is deemed by the Corporation at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of: (i) the expiration of the six-month period measured from the date of Executive’s Separation from Service with the Corporation or (ii) the date of Executive’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement shall be paid as otherwise provided in this Agreement.

(d) Expense Reimbursements. Except as otherwise expressly provided in this Agreement, all taxable reimbursements of expenses, in-kind benefits and/or cash allowances/premiums provided or paid by the Corporation to the Executive under this Agreement shall be made in accordance with and subject to the following terms and conditions: (i) reimbursements shall only be made to the extent that the expense was actually incurred and reasonably substantiated; (ii) no reimbursement of any expense incurred in one taxable year will affect the amount available for reimbursement in any other taxable year; (iii) reimbursements of eligible expenses shall be made on or before the last day of the Executive's taxable year following the taxable year in which the expense was incurred; and (iv) the right to reimbursement shall not be subject to liquidation or exchange for another benefit. To the extent required by applicable law, the Corporation will annually report as taxable wages and/or impute income to the Executive the value of any taxable benefits and/or payments to the Executive.

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(e) Acknowledgment. Notwithstanding any provision of this Agreement to the contrary, Executive acknowledges and agrees that the Corporation and its employees, officers, directors, and any subsidiaries and affiliates shall not be liable for, and nothing provided or contained in this Agreement will be construed to obligate or cause the Corporation and/or its employees, officers, directors, subsidiaries and affiliates to be liable for, any tax, interest or penalties imposed on Executive related to or arising with respect to any violation of Section 409A.

22. Independent Review by Counsel; Rule of Construction. Corporation and Executive agree that they have mutually prepared this Agreement through the process of negotiation and the involvement, to the extent desired, of independent counsel of their own choice. As such, it will be construed as a whole according to its fair terms. It will not be construed strictly for or against either party as the principal draftsman thereof.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument and agreement.

[signatures on following page]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

CORPORATION: TROPICAL RACING, INC., a Florida corporation

By:	/s/ Ronald Kapphahn
Name:	Ronald Kapphahn
Title:	Director and Authorized Representative

EXECUTIVE:

/s/ Troy Levy
Troy Levy

[Tropical Racing, Inc. Employment Agreement]

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EXHIBIT A

FORM OF RELEASE

GENERAL RELEASE OF CLAIMS

1. [___________] (“Executive”), for himself and his family, heirs, executors, administrators, legal representatives and their respective successors and assigns, in exchange for the consideration received pursuant to Section Error! Reference source not found. of the Employment Agreement to which this release is attached as Exhibit A (the “Employment Agreement”), does hereby release and forever discharge Tropical Racing, Inc. (the “Corporation”), its subsidiaries, affiliated companies, successors and assigns, and its current or former directors, officers, employees, shareholders or agents in such capacities (collectively with the Corporation, the “Released Parties”) from any and all actions, causes of action, suits, claims and demands whatsoever, for or by reason of any matter, cause or thing whatsoever, whether known or unknown including, but not limited to, all claims under any applicable laws arising under or in connection with Executive’s employment or termination thereof, whether for tort, breach of express or implied employment contract, wrongful discharge, intentional infliction of emotional distress, or defamation or injuries incurred on the job or incurred as a result of loss of employment. Executive acknowledges that the Corporation encouraged him to consult with an attorney of his choosing, and through this General Release of Claims encourages him to consult with his attorney with respect to possible claims under the Age Discrimination in Employment Act (“ADEA”) and that he understands that the ADEA is a Federal statute that, among other things, prohibits discrimination on the basis of age in employment and employee benefits and benefit plans. Without limiting the generality of the release provided above, Executive expressly waives any and all claims under ADEA that he may have as of the date hereof. Executive further understands that by signing this General Release of Claims he is in fact waiving, releasing and forever giving up any claim under the ADEA as well as all other laws within the scope of this paragraph 1 that may have existed on or prior to the date hereof. Notwithstanding anything in this paragraph 1 to the contrary, this General Release of Claims shall not apply to (i) any rights or claims that may arise as a result of events occurring after the date this General Release of Claims is executed, (ii) any indemnification rights Executive may have as a former officer or director of the Corporation or its subsidiaries or affiliated companies and (iii) any claims for benefits under any directors’ and officers’ liability policy maintained by the Corporation or its subsidiaries or affiliated companies in accordance with the terms of such policy.

2. Executive represents that he has not filed against the Released Parties any complaints, charges, or lawsuits arising out of his employment, or any other matter arising on or prior to the date of this General Release of Claims, and covenants and agrees that he will never individually or with any person file, or commence the filing of, any charges, lawsuits, complaints or proceedings with any governmental agency, or against the Released Parties with respect to any of the matters released by Executive pursuant to paragraph 1 hereof (a “Proceeding”); provided, however, Executive shall not have relinquished his right to commence a Proceeding to challenge whether Executive knowingly and voluntarily waived his rights under ADEA.

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EXECUTION VERSION

3. Executive hereby acknowledges that the Corporation has informed him that he has up to twenty-one (21) days to sign this General Release of Claims and he may knowingly and voluntarily waive that twenty-one (21) day period by signing this General Release of Claims earlier. Executive also understands that he shall have seven (7) days following the date on which he signs this General Release of Claims within which to revoke it by providing a written notice of his revocation to the Corporation.

4. Executive acknowledges that this General Release of Claims will be governed by and construed and enforced in accordance with the internal laws of the State of Florida applicable to contracts made and to be performed entirely within such State.

5. Executive acknowledges that he has read this General Release of Claims, that he has been advised that he should consult with an attorney before he executes this general release of claims, and that he understands all of its terms and executes it voluntarily and with full knowledge of its significance and the consequences thereof.

6. This General Release of Claims shall take effect on the eighth day following Executive’s execution of this General Release of Claims unless Executive’s written revocation is delivered to the Corporation within seven (7) days after such execution.

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